UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. 4)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kindred Biosciences, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

494577 109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Richard Chin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	3,046,495(1)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	3,046,495(1)

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,046,495(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.70%(2)

12.	TYPE OF REPORTING PERSON IN

(1) Includes 814,949 shares of common stock subject to stock options exercisable within 60 days of December 31, 2016 and 8,000 shares of common stock owned by the reporting person's four minor children who share the reporting person's household. This report should not be deemed an admission that the reporting person is the beneficial owner of his children’s shares for any purpose.
(2) Beneficial ownership percentage is based upon 19,916,290 shares of common stock issued and outstanding as of December 16, 2016, based on information reported by the Issuer in its prospectus supplement, dated and filed with the Securities and Exchange Commission on December 19, 2016.

Item 1(a). Name of Issuer.

The name of the issuer is Kindred Biosciences, Inc. (the “Issuer”).
Item 1(b). Address of Issuer’s Principal Executive Offices.
The address of the Issuer’s principal executive office is 1555 Bayshore Highway, Suite 200, Burlingame, California 94010.

Item 2(a). Name of Person Filing.
The name of the person filing is Richard Chin, an individual (the “Reporting Person”).
Item 2(b). Address of Principal Business Office, or, if None, Residence.
The residence of the Reporting Person is 58 W. Portal Ave. #105, San Francisco, CA 94127
Item 2(c). Citizenship.
The Reporting Person is a United States citizen.
Item 2(d). Title of Class of Securities.
The title of the class of securities to which this statement relates is the common stock, $0.0001 par value per share of the Issuer (the “Common Stock”).
Item 2(e). CUSIP No.
The CUSIP number for the Common Stock is 494577109.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:
(a)    [ ]    Broker or dealer registered under Section 15 of the Act
(b)    [ ]    Bank as defined in Section 3(a)(6) of the Act
(c)    [ ]    Insurance Company as defined in Section 3(a)(19) of the Act
(d)    [ ]    Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)    [ ]    Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)    [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)    [ ]    Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover pages and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017 /s/ Richard Chin Richard Chin